UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2015 annual general meeting (“AGM”) of 中國東 方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓 四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”) at 9:00 a.m. on Wednesday, 15 June 2016, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2015.”

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2015.”

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2015.”

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2015.” (Note 1)

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s PRC domestic auditors and international auditors for financial reporting for the year 2016, and to authorise the Board to determine their remuneration.”

6.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s auditors for internal control for the year 2016, and to authorise the Board to determine their remuneration.”

7.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the increase of the guarantee limit provided by the Company to Eastern Air Overseas (Hong Kong) Corporation Limited.”

8.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board be and is hereby granted a general and unconditional mandate to issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws:

(1)	Debt instruments shall include but not be limited to corporate bonds, super short- term commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(2)	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(3)	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(4)	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.

(5)	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(6)	Valid term of mandate: One year from the approval of this resolution by the shareholders of the Company (the “Shareholders”) in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

(7)	Authorisation to be granted to the Board

An authorisation be and is hereby granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(ii)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(iv)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of the Company (the “Articles of Association”).

(v)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.”

9.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)	the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of the 12-month period following the passing of this special resolution; and

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

10.	Special Resolution: “THAT, to consider and approve the resolution in relation to the amendments to the article in the Articles of Association of the Company:

The original Article 157(D) of the Articles of Association is as follows:

‘Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.’

Article 157(D) of the Articles of Association shall be amended as follows:

‘Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)	The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)	The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserve fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)	The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor’.”

For further details of the amendments to the Articles of Association, please refer the announcement of the Company dated 28 April 2016.

11.	Ordinary Resolution: “THAT, to approve the Company’s entering into of the 2016 Aircraft Finance Lease Framework Agreement with 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited*, “CES Lease Company”), as well as the transactions thereunder and the proposed annual cap for the financial year ending 31 December 2016.” (For details of the 2016 Aircraft Finance Lease Framework Agreement, please refer to the announcement of the Company dated 28 April 2016.)

12.	Ordinary Resolution: “THAT, to approve the Company’s entering into of the 2017–2019 Aircraft Finance Lease Framework Agreement with CES Lease Company, as well as the transactions thereunder and the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019.” (For details of the 2017–2019 Aircraft Finance Lease Framework Agreement, please refer to the announcement of the Company dated 28 April 2016.)

13.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the adjustment to allowance standards for independent directors.”

14.	Ordinary Resolution: “THAT, to consider and approve the appointment of directors to the eighth session of the Board (Note 8):

(1)	to consider and approve the appointment of Mr. Liu Shaoyong as a director of the eighth session of the Board;

(2)	to consider and approve the appointment of Mr. Ma Xulun as a director of the eighth session of the Board;

(3)	to consider and approve the appointment of Mr. Xu Zhao as a director of the eighth session of the Board;

(4)	to consider and approve the appointment of Mr. Gu Jiadan as a director of the eighth session of the Board;

(5)	to consider and approve the appointment of Mr. Li Yangmin as a director of the eighth session of the Board;

(6)	to consider and approve the appointment of Mr. Tang Bing as a director of the eighth session of the Board;

(7)	to consider and approve the appointment of Mr. Tian Liuwen as a director of the eighth session of the Board.”

Please refer to Note 9 for details of the proposed change of directors and their biographical details.

15.	Ordinary Resolution: “THAT, to consider and approve the appointment of independent non-executive directors to the eighth session of the Board (Note 8):

(1)	to consider and approve the appointment of Mr. Li Ruoshan as an independent non- executive director of the eighth session of the Board;

(2)	to consider and approve the appointment of Mr. Ma Weihua as an independent non- executive director of the eighth session of the Board;

(3)	to consider and approve the appointment of Mr. Shao Ruiqing as an independent non-executive director of the eighth session of the Board;

(4)	to consider and approve the appointment of Mr. Cai Hong Ping as an independent non-executive director of the eighth session of the Board.”

Please refer to Note 10 for details of the proposed change of independent non-executive directors and their biographical details.

16.	Ordinary Resolution: “THAT, to consider and approve the appointment of shareholder representative supervisors of the eighth session of the Supervisory Committee (Note 8):

(1)	t o consider and approve the appointment of Mr. Xi Sheng as a shareholder representative supervisor of the eighth session of the Supervisory Committee;

(2)	to consider and approve the appointment of Mr. Ba Shengji as a shareholder representative supervisor of the eighth session of the Supervisory Committee;

(3)	to consider and approve the appointment of Mr. Jia Shaojun as a shareholder representative supervisor of the eighth session of the Supervisory Committee.”

Please refer to Note 11 for details of the proposed change of supervisors and their biographical details.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

Shanghai, the PRC
28 April 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

*	for identification purposes only

Notes:

1.	Profit distribution proposal for the year ended 31 December 2015

Based on the audited financial statements of the Company and its subsidiaries (the “Group”) under the PRC Accounting Standards for Business Enterprises as at and for the year 2015, the retained earnings of the parent company were RMB1,680 million as at 31 December 2015. Based on the audited financial statements of the Company under the IFRS as at and for the year 2015, the retained earnings of the parent company were RMB1,164 million as at 31 December 2015.

In accordance with Rule 17 of Measures on the Administration of Securities Issuance and Underwriting by the CSRC, if listed companies with a plan for issuance of securities have any profit distribution proposal or proposal for capital increase with capital surplus that has not yet been submitted to general meeting for voting or has been approved by shareholders’ general meeting but not yet implemented, the issuance of securities can only be proceeded after such proposals have been implemented. Given that the Company’s application for non-public issuance of A shares was approved by the CSRC in January 2016 and will expire on 5 July 2016, if the Company had implemented profit distribution in 2015, approval for the profit distribution proposal would have been needed at the 2015 annual general meeting and the non- public issuance of A shares could only be implemented after the implementation of the profit distribution proposal. This would have narrowed the time frame for the non-public issuance of A shares or would even have made it impossible to implement, in which case the implementation of the Company’s non-public issuance project and long-term development would have been severely hampered.

In consideration of factors such as shareholders’ interests and the Company’s development, the profit distribution proposal recommended by the Board for the year 2015 is as follows: No profit shall be distributed for the year 2015 and no share capital of the Company shall be increased with its capital reserve.

The Board also intends for, in mid-2016, a cash dividend distribution of not less than 40% of the net profit of the parent company for the year 2015 under the domestic accounting principles.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 13 May 2016 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on 25 May 2016 (if by facsimile) or between 18 May 2016 to 25 May 2016 (if by post). If proxies are appointed by Shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from 16 May 2016 to 15 June 2016, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on 13 May 2016.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

China Eastern Air Holding Company (“CEA Holding”), CES Finance Holding Co., Ltd., CES Global Holdings (Hong Kong) Limited and their respective associates will abstain from voting on resolutions No. 11 and No. 12.

8.	Cumulative voting

Directors, independent non-executive directors and supervisors of the Company shall be elected through cumulative voting at the AGM. The number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholders, and (ii) the number of directors to be elected. A shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates. Directors are elected at the AGM based on the number of votes he or she receives.

9.	Proposed change of directors

For further details of the proposed change of directors, please refer to the announcement of the Company dated 28 April 2016.

Biographical details of the proposed directors of the eighth session of the Board are set out below:

Mr. Liu Shaoyong, aged 58, is currently the Chairman of the Company and president of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president of CEA Holding, and became the Chairman of the Company since February 2009. Mr. Liu is also currently the board member of International Air Transport Association and the board member of Association for Relations Across the Taiwan Straits. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Ma Xulun , aged 51, is currently the vice chairman, president and deputy party secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and vice chairman of the Company with effect from November 2011. Mr. Ma is also currently the deputy director-general of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master’s degree and is a PRC certified accountant.

Mr. Xu Zhao, aged 47, is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Gu Jiadan, aged 59, is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Ltd (上海航空股份有限公司). From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu holds a master’s degree and is a senior economist.

Mr. Li Yangmin, aged 52, is currently a Director, party secretary and vice president of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線 部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the party secretary and Director of the Company with effect from June 2011. He served as the chairman of China Cargo Airlines Co., Ltd. from February 2012 to January 2013. Mr. Li also served as a director of Travelsky Technology Limited. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tang Bing, aged 49, is currently a Director, vice president of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman of Shanghai Airlines since January 2012 and a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Tian Liuwen, aged 56, is currently a Director, vice president of the Company and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines Co., Ltd.. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. He obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

There are no service contracts between the Company and the above mentioned persons in respect of their proposed appointments as Directors. The remuneration of Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

The term of office of the Directors of the eighth session of the Board is three years.

Save as disclosed in this notice, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

10.	Proposed change of independent non-executive directors

For further details of the proposed change of independent non-executive directors, please refer to the announcement of the Company dated 28 April 2016.

Biographical details of the proposed independent non-executive directors of the eighth session of the Board are set out below:

Mr. Li Ruoshan, aged 67, is currently an independent non-executive Director of the Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members’ Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. In 2010, Mr. Li was awarded the “The Best 10 Independent Directors in China” by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in China. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

Mr. Ma Weihua , aged 67, is currently an independent non-executive Director of the Company. Mr. Ma is currently a member of the Twelfth National Committee of the Chinese People’s Political Consultative Conference, the director-general of Council of National Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking. Mr. Ma is currently an independent director of China World Trade Center Co., Ltd. and Guotai Junan Securities Co., Ltd. and the Chairman of the Board of Supervisors of Taikang Life Insurance Co., Ltd. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Ltd, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Ltd. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Mr. Shao Ruiqing, aged 58, currently serves as an independent non-executive director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. He served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce. and the independent Director of China Shipping Haisheng Co.,Ltd., Shenzhen Guangju Energy Co., Ltd., Jianmin Pharmaceutical Groups Co., Ltd. and SAIC Motor Corp Ltd. Mr. Shao served as an independent non-executive Director of China Eastern Airlines Corporation Limited from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor’s degree in economics, and master’s and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Mr. Cai Hong Ping, aged 61, male, with Chinese Hong Kong nationality, currently serves as the chairman of AGIC Industrial Promotion Capital 4.0. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong Kong and the United States and is one of the founders of H shares in China. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in China. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015 and independent director and chairman of the audit committee of Minmetals Development Co., Ltd. (“ Minmetals Development”) (600058) from 29 April 2015 to 31 December 2015. Later, he resigned from Minmetals Development after being appointed as an external director of China Minmetals Corporation. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

There are no service contracts between the Company and the above mentioned persons in respect of their proposed appointments as independent non-executive directors. The remuneration of Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

The term of office of the independent non-executive directors of the eighth session of the Board is three years.

Save as disclosed in this notice, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

11.	Proposed change of supervisors

For further details of the proposed change of supervisors, please refer to the announcement of the Company dated 28 April 2016.

Biographical details of the proposed shareholder representative supervisors of the eighth session of the Supervisory Board are set out below:

Mr. Xi Sheng, aged 53, is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國 審計事務所). He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Mr. Xi is also the council member of China Institute of Internal Audit, a member of International Institute of Internal Auditors, a committee member of international relations committee of the institute and committee of executive committee of 亞洲內審組織 (Asia Internal Audit Organisation). Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Ba Shengji, aged 58, is currently a Supervisor of the Company and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. Since June 2013, he has been a supervisor of the Company. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Mr. Jia Shaojun, aged 48, is currently head of the financial department of CEA Holding. Mr. Jia was general manager of the financial department and secretary of party general branch of the financial department of the Company. He served as general manager of the finance and accounting department of the Company from December 2011 to November 2012 and head of the audit department of CEA Holding from November 2012 to May 2014. He has acted as head of the financial department of CEA Holding since May 2014. Mr. Jia graduated from Civil Aviation College of China and Fudan University School of Management, holding an executive MBA degree. He is qualified as a senior accountant.

There are no service contracts between the Company and the above mentioned persons in respect of their proposed appointments as supervisors of the Company. The remuneration of Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun will be determined according to the remuneration policy of the Company, their responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matter in relation to the proposed appointments of Mr. Xi Sheng, Mr. Ba Shengji and Mr. Jia Shaojun which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

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